EXHIBIT 99.2

Empower Clinics Inc.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2022 and 2021

Expressed in United States dollars

1

Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Preface

In this Management’s Discussion & Analysis (“MD&A), “Empower”, the “Company”, or the words “we”, “us”, and “our” refer to Empower Clinics Inc. together with its subsidiaries.

This MD&A comments on our financial condition, financial performance, and results of operations for the three and nine months ended September 30, 2022, and 2021. All amounts are expressed in US dollars unless otherwise noted. Past performance may not be indicative of future performance. This MD&A is supplemental and should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2022 and 2021 (the “Interim Financial Statements”) and the audited consolidated financial statements and accompanying notes for the years ended December 31, 2021 and 2020 (the “Annual Financial Statements”) and the annual Management’s Discussion & Analysis for the years ended December 31, 2021 and 2020 (the “Annual MD&A”).

All financial information contained in this MD&A and in the Interim Financial Statements is prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), except for non-GAAP information as noted and where a reconciliation to IFRS is provided.

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The year-to-date periods ended September 30, 2022 and 2021 are referred to as “YTD 2022” and “YTD 2021, respectively. The years ended December 31, 2021 and 2020 are also referred to as “fiscal 2021” and “fiscal 2020”, respectively.

In preparing this MD&A, we have considered all information available to us up to November 28, 2022.

This MD&A contains forward-looking information within the meaning of Canadian securities laws. Refer to “Cautionary Note Regarding Forward-Looking Statements”. All statements made by management are subject to the risks and uncertainties identified in the “Risks and Uncertainties” section of this document.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators. Additional information regarding the Company is available on our website at www.EmpowerClinics.com and on SEDAR at www.SEDAR.com.

Nature of Operations and Outlook

Headquartered in Vancouver, British Columbia, Empower is a federally incorporated Canadian company that is publicly traded on the Canadian Securities Exchange under the symbol “EPW”, quoted on the OTCQB under the symbol “EPWCF” and quoted on the Frankfurt Stock Exchange under the symbols “8EC.F”, “8EC.MU”, and “8EC.SG”.

Empower is a leader in integrated healthcare and diagnostic solutions in the United States and Canada and is reshaping the model for patient-first integrated healthcare and wellness by leveraging our experience with clinic management, technology, quality products, medical and paramedical expertise. Supported by an experienced leadership team and in partnership with renowned pharmacy brands, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

Empower Clinics

On April 5, 2022, Empower Clinics launched COVID-19 testing solutions for cruise travel passengers in Vancouver, Canada. From launch through to September 30, 2022, Empower delivered more than 20,000 COVID-19 tests comprised of both rapid antigen tests and RT-PCR tests. Cruise lines and tour operators were among the repeat customers which contributed to the high volume of tests performed over the course of the operating season.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

The Medi-Collective

Empower launched The Medi-Collective (“TMC”), the evolution of Empower’s network of integrated healthcare clinics in Canada providing body and mind wellness, and treating patients with primary care, paramedical services and specialty services. TMC is a multi-disciplinary group of medical practitioners dedicated to applying a collaborative working model with the goal of delivering effective community healthcare and positive wellness. TMC’s practice starts and ends with the people who make up our community, from our top-quality practitioners striving for excellence every day, to the patients and clients we care for. Fueled by the belief that effective healthcare is as much a mental approach as a physical one and by bringing together the power of positive attitudes with the most advanced medical methodologies, we create the best possible opportunity to produce the best possible outcomes for everyone involved, physically and mentally.

In partnership with renowned pharmacy brands, TMC is a channel for accessible and modern healthcare while providing communities with high-quality service through professionally trained medical practitioners. TMC’s clinics provide patient accessibility through digital and telemedicine care offerings. TMC operates software platforms to manage patients through the medical consultation process that is a compliant Electronic Health Record system and patient management portal. It provides improved management of patients while improving the ability of our doctors, admins, and staff to treat and serve patients’ needs. The telemedicine platform allows patients to register and select an appointment time to conduct a private consultation with one of the physicians remotely through a secure video link, thereby extending the reach of our clinic operations beyond the physical clinic locations.

As of the date of this MD&A, The Medi-Collective has six operational clinic locations, two of which exclusively offer paramedical services, while the other four provide an integrated offering of paramedical and primary care services.

The Company is working to leverage its integrated clinic offering of products and services to market and sell other Empower offerings such as MediSure’s diabetes management solutions and Vitamin D test kits to existing and incoming TMC clients. Management is committed to providing shareholder value and conducts regular operational reviews to ensure efficient and profitable operations. A recent operational review resulted in management’s decision to close two underperforming clinic locations. This decision allows the Company to direct its resources to more profitable and viable clinic locations. In fiscal 2022 and beyond, the Company will seek to improve the profitability of its existing clinics while exploring additional clinic opportunities.

MediSure Canada

On July 30, 2021, the Company acquired Medi+Sure Canada Inc. (“MediSure”). Founded in 2010, MediSure has been dedicated to producing affordable, quality diabetes products that bring economic value to the diabetes testing market while delivering world-class training and educational support to those living with the disease. MediSure’s distribution channels primarily consist of pharmacies, distributors, correctional facilities and care homes. During fiscal 2021, MediSure’s product sales included diabetic glucose meters and blood sugar tests meeting all ISO standards. With a pipeline of broader product offerings, Management expects the acquisition to bolster Empower’s direct-to-consumer testing products initiative.

On April 25, 2022, MediSure, launched the at-home Vitamin D test kit, approved by Health Canada under the MediSure brand. Vitamin D deficiency affects roughly 10% of Canadians and can contribute to adverse health effects. MediSure Vitamin D test kits provide consumers with the ability to monitor their vitamin D levels at home without a medical professional and are available directly to consumers and the healthcare community. As of the date of this MD&A, the Company had shipped 25,000 units of its Vitamin D test kits to its network of partnered pharmacies, wholesalers, and distributors. The Company anticipates sales and revenue will continue to increase in late 2022 and beyond.

On July 12, 2022, the Company, through its subsidiary MediSure, launched its latest product innovation, MediSure Empower Blood Glucose Monitor (BGM). The BGM requires a smaller blood sample size than other blood glucose monitors, allowing for alternative sampling sites other than fingers. It utilizes test strips with improved accuracy, delivers results in less than six seconds and has Bluetooth connectivity so that results can be maintained on a smartphone or tablet. Through the BGM, MediSure is fulfilling its mission of providing affordable, high-quality diabetic management products to all Canadians. The BGM is available for sale through the MediSure website and in select pharmacies.

MediSure has entered into a standing offer agreement with Public Works and Government Services Canada to provide diabetic testing supplies and glucometers.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

MediSure Laboratory (formerly Kai Medical Laboratory)

On June 20, 2022, the Company announced that it had completed the rebranding of Kai Medical Laboratory to MediSure Laboratory, providing a harmonized brand for the Company’s medical diagnostics and laboratory testing across the U.S. and Canada.

MediSure Laboratory is an accredited laboratory consisting of experienced scientists, medical professionals and staff providing reliable testing solutions to the healthcare community and employer groups while having an unwavering commitment to quality and scientific innovations. MediSure Laboratory also sells direct-to-consumer testing solutions for self-administration (COVID-19 rapid antigen testing), providing a convenient means for monitoring and improving consumers’ health.

MediSure Laboratory offers services in the state of Texas, and surrounding states supporting the testing needs for commercial accounts and consumers. Immediate plans include expansion of MediSure Laboratory’s specimen processing programs that include wellness panels, molecular testing, and the development of at-home self-administered test protocols.

In fiscal 2022, MediSure Laboratory began the process of applying for additional U.S. Federal Drug and Administration certifications for the sales of additional medical devices in the United States. Once certifications have been obtained, the Company anticipates that sales from new medical devices such as blood glucose monitors, and hormone and vitamin testing, will bolster revenue in the U.S. MediSure Laboratory is also engaged in research and development of further diagnostic solutions.

Overall outlook

The Company continues to be active and opportunistic with respect to mergers and acquisitions, with the goal of advancing its business plan and increase shareholder value where possible. The Company may seek to acquire third party channel partners to increase its patient base, profitability, and to increase shareholder value through the effective utilization of its existing operations.

Financial Highlights

The following table presents selected financial highlights from the results of operations for the three and nine months ended September 30, 2022 and 2021.

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$	$	$	$
Total revenue	1,573,809	405,707	4,234,739	3,226,335

Gross margin	931,622	387,330	1,900,905	1,633,997

Net loss from continuing operations	(457,066)	(1,711,659)	(590,136)	(27,052,131)
Net income (loss) from discontinued operations	-	(60,527)	133,915	(512,931)
Net loss for the period	(457,066)	(1,772,186)	(456,221)	(27,565,062)
Adjusted EBITDA(1) loss	(775,927)	(28,732)	(3,024,784)	(1,609,747)

(1) Adjusted EBITDA is a non-GAAP financial measure that is calculated as net loss from continuing operations before depreciation and amortization, interest, accretion, share-based compensation, gain or loss from changes in fair value of warrant liability, change in fair value of conversion options, impairment of property and equipment, impairment of intangible assets, impairment of goodwill, and financing expense.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

The following table presents selected financial highlights of the Company’s financial condition as at September 30, 2022 and December 31, 2021.

	September 30, 2022	December 31, 2021
	$	$
Cash	469,712	866,170
Working capital deficiency	(2,996,239)	(4,542,752)
Current liabilities	4,692,902	7,703,093
Non-current liabilities	4,109,534	3,727,224

Third Quarter Financial Review

The following table summarizes the results of operations for the three months ended September 30, 2022, and 2021:

	Q3 2022	Q3 2021
	$	$
Revenue	1,573,809	405,707

Gross margin	931,622	387,330

Operating expenses	1,317,585	695,005
Legal and professional fees	419,671	(104,000)
Depreciation and amortization expense	55,115	162,103
Share-based payments	45,566	236,201

Loss from operations	(906,315)	(601,979)

Provision for credit losses	15,301	-
Gain on change in fair value of warrant liability	(354,582)	(3,121,006)
Gain on change in fair value of conversion feature	(334,822)	-
Impairment of property and equipment	-	1,297,625
Impairment of intangible assets	-	354,550
Impairment of goodwill	-	2,690,198
Other expenses (income), net	224,854	(111,687)

Net loss from continuing operations	(457,066)	(1,711,659)
Net loss from discontinued operations	-	(60,527)

Foreign currency translation adjustment	9,053	(3,251)
Net loss and comprehensive loss	(448,013)	(1,775,437)

Revenue

Revenue in Q3 2022 was $1,573,809 compared to $405,707 in the prior year period. The Company’s revenue was earned from patient visits to existing clinics throughout the Medi-Collective network, COVID-19 testing performed by Empower and sales of diagnostic devices by MediSure. Of total revenue in Q3 2022, $748,857 (2021 - $206,639) related to COVID-19 testing and $540,952 (2021 - $177,220) related to the sale of diabetes testing equipment. The remaining revenue of $284,000 (2021 - $21,848) resulted from patient visits at clinics.

Gross margin

Gross margin in Q3 2022 was $931,622 compared to a gross margin of $387,330 in the prior year period and is calculated as revenue less the direct expenses of clinic services and product sales. The Company experienced an increase in gross margin compared to prior year period due to a significant increase in sales from Diagnostic & Technology division relating to Empower’s COVID-19 testing.

5

Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Operating expenses

For the three months ended September 30, 2022 and 2021, operating expenses were comprised of the following:

	Q3 2022	Q3 2021
	$	$
Salaries and benefits	807,387	301,996
Rent	89,892	20,135
Advertising and promotion	216,588	202,848
Telephone and internet	42,231	50,230
Office supplies and expenses	85,453	42,048
Recruiting fees	2,847	-
Other	73,187	77,748
	1,317,585	695,005

Operating expenses in Q3 2022 were $1,317,585, which increased from $695,005 during the prior year period. The increase was primarily related to increased salaries and benefits as a result of operations relating to Empower’s COVID-19 testing clinics and ongoing operations in Medi-Collective clinics.

Legal and professional fees

Legal and professional fees in Q3 2022 were $419,671, compared to a recovery of $104,000 during the prior year period. During the current period, legal and professional fees were primarily comprised of accounting fees and consulting fees pertaining to the year end audit and general corporate matters. During the prior year period, legal and professional fees had a recovery which was primarily due to the reversal of an over accrual from prior periods which was partially offset by consulting fees from the acquisition of MediSure.

Depreciation and amortization expense

Depreciation and amortization expense in Q3 2022 was $55,115 compared to $162,103 during the prior year period. The decrease in this expense was due to long-lived assets being impaired during fiscal 2021. Depreciation and amortization expense for current year period was primarily from furniture and testing equipment.

Share-based payments

The Company recorded share-based payments during Q3 2022 of $45,566 compared to $236,201 during the prior year period due to fewer options granted in current year period as well as a recovery of expense of unvested options resulting from the resignation of the Chief Financial Officer (“CFO”).

Provision for credit losses

In Q3 2022, the Company recorded a provision for expected credit losses of $15,301 compared to $nil in the prior year period. The increase was mainly due to aged trade receivables and aged lease receivables from a sub-lease contract that is expected to be uncollectible.

Gain on change in fair value of warrant liability

In Q3 2022, the Company recorded a gain on change in the fair value of warrant liability of $354,582 compared to a gain of $3,121,006 during the prior year period due to the revaluation of outstanding warrants upon exercise and at the quarter end. The gain was primarily driven by a decrease in the Company’s share price during the current year period, which is a key input in the Black-Scholes option pricing model used to determine the fair value of the warrant liability.

Gain on change in fair value of conversion feature

In Q3 2022, the Company recorded a gain on change in fair value of conversion feature of $334,822 compared to $nil during the prior year period due to the revaluation of the conversion feature relating to the Company’s convertible debentures. The gain was driven by a decrease in the Company’s share price during the current year period, which is a key input in the Black-Scholes option pricing model used to determine the fair value of the conversion feature.

6

Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Impairment of property, plant and equipment

In Q3 2022, the Company recognized an impairment of property and equipment of $nil compared to $1,297,625 in the prior year period. The impairment charge in the prior year period comprised of $762,981 related to right of use assets, and $534,644 related to leasehold improvements. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carry amount exceeded their recoverable amount.

Impairment of intangible assets

In Q3 2022, the Company recognized an impairment of intangible assets of $nil compared to $354,550 in the prior year period. The impairment charge in the prior year period consisted of customer relationships of $146,300, and $208,250 related to brands, trademarks and licenses. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carrying amount exceeded their recoverable amount.

Impairment of goodwill

In Q3 2022, the Company recognized an impairment of goodwill of $nil compared to $2,690,198 in the prior year period. The impairment in the prior year period consisted of $310,737 in goodwill generated in the acquisition of Kai Medical, and $2,379,461 in goodwill resulting from the acquisition of MediSure. The impairment charges were the result of management’s assessment that the carrying amount of goodwill allocated to the Diagnostics & Technology division exceeded its recoverable amount.

Other expenses (income), net

For the three months ended September 30, 2022 and 2021, other expenses (income) were comprised of the following:

	Q3 2022	Q3 2021
	$	$
Accretion expense	167,911	8,151
Interest expense	101,951	55,105
Gain on termination of leases	-	(2,831)
Other income, net	(45,008)	(172,112)
	224,854	(111,687)

The Company had other expenses of $224,854 during Q3 2022 compared to other income of $111,687 during the prior year period. Other expense in Q3 2022 mainly comprises interest and accretion expense which were partially offset with the rental income from the sub-lease of the TMC clinics. Other income in Q3 2021 was primarily due to loan forgiveness, offset by interest and accretion expenses.

Third Quarter Cash Flows

	Q3 2022	Q3 2021
	$	$
Net cash used in operating activities from continuing operations	(94,075)	(1,247,009)
Net cash used in operating activities from discontinued operations	-	(55,415)

Net cash used in investing activities from continuing operations	(3,103)	(1,660,269)

Net cash used in financing activities from continuing operations	(236,098)	(52,292)
Net cash used in financing activities from discontinued operations	-	(13,121)

Effects of foreign exchange on cash	9,053	(3,251)

Net change in cash	(324,223)	(3,031,357)

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Review of the Company’s cash flows from continuing operations during Q3 2022 compared to Q3 2021:

Cash used in operating activities from continuing operations during Q3 2022 was $94,075 compared to $1,247,009 during the prior year period. The significant decrease in net cash used in operating activities was mainly due to the increase sales volume and, in turn, gross margin as well as increase in operational efficiency.

Cash used in investing activities from continuing operations during Q3 2022 was $3,103 compared to cash used of $1,660,269 during the prior year period. The decrease was due to fewer purchases of furniture and equipment during Q3 2022. Cash used in investing activities in Q3 2021 was mainly due to purchases of property and equipment as well as the acquisition of MediSure.

Cash used in financing activities from continuing operations in Q3 2022 was $236,098 compared to cash used of $52,292 in the prior year period. Cash used in financing activities during Q3 2022 was primarily related to lease payments, loan payments and interest payments on convertible debentures. Cash used in financing activities during Q3 2021 was due to the repayment of debt offset by an advance from loan payable.

Year to Date Financial Review

The following table summarizes the results of operations for the nine months ended September 30, 2022, and 2021:

	YTD 2022	YTD 2021
	$	$
Total revenue	4,234,739	3,226,335

Gross margin	1,900,905	1,633,997

Operating expenses	4,190,502	2,321,957
Legal and professional fees	1,054,898	1,134,318
Depreciation and amortization expense	163,458	416,329
Share-based payments	251,491	841,759

Loss from operations	(3,759,444)	(3,080,366)

Provision for credit losses	34,593	-
(Gain) loss on change in fair value of warrant liability	(3,115,803)	19,721,807
Gain on change in fair value of conversion feature	(1,105,876)	-
Impairment of property and equipment	20,432	1,297,625
Impairment of intangible assets	-	354,550
Impairment of goodwill	-	2,690,198
Financing expenses	700,542	-
Other expenses (income), net	296,804	(92,415)

Net loss from continuing operations	(590,136)	(27,052,131)
Net income (loss) for discontinued operations	133,915	(512,931)

Foreign currency translation adjustment	77,668	(3,163)
Net loss and comprehensive loss	(378,553)	(27,568,225)

Revenue

Revenue in YTD 2022 was $4,234,739 compared to $3,226,335 in the prior year period. The Company’s revenue was earned from patient visits to existing clinics throughout the Medi-Collective network, sales of diagnostic equipment from MediSure, and from COVID-19 testing performed by Kai Medical and Empower. Of total revenue in YTD 2022, $1,748,009 (2021 - $2,298,417) related to COVID-19 testing and $1,497,089 (2021 - $177,220) related to the sale of diabetes testing equipment. The remaining revenue of $989,641 (2021 - $750,698) resulted from patient visits at clinics.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Gross margin

Gross margin in YTD 2022 was $1,900,905 compared to a gross margin of $1,633,997 in the prior year period and is calculated as revenue less the direct expenses of clinic services and product sales. Gross margin increased due to the increase in revenue against costs of revenue as the Company strives to improve the profitability of its core operations.

Operating expenses

For the nine months ended September 30, 2022 and 2021, operating expenses were comprised of the following:

	YTD 2022	YTD 2021
	$	$
Salaries and benefits	2,382,972	983,533
Rent	195,418	47,573
Advertising and promotion	575,814	508,439
Telephone and internet	134,208	215,824
Office supplies and expenses	342,095	119,244
Recruiting fees	122,777	-
Other	437,218	447,344
Total	4,190,502	2,321,957

Operating expenses in YTD 2022 were $4,190,502, which increased from $2,321,957 during the prior year period. The increase was primarily related to increased salaries and benefits of $690,874 from clinic operations in the Medi-Collective beginning in late 2021 as well as increased salaries of $617,171 from MediSure and Empower’s COVID-19 testing clinics. Rent expense also increased as Empower entered a new contract for the short-term lease of a COVID-19 testing site, starting in April 2022.

Legal and professional fees

Legal and professional fees in YTD 2022 were $1,054,898 compared to $1,134,318 during the prior year period. In YTD 2022, legal and professional fees were primarily comprised of accounting fees and consulting fees pertaining to the year end audit and assessment of a testing site. In YTD 2021, legal and professional fees were mainly comprised of business advisory and consulting expenses as well as costs incurred in connection with the acquisitions of Kai Medical USA, Lawrence Park & Atkinson clinics, and MediSure, which was partially offset by the reversal of provisions made in prior quarters.

Depreciation and amortization expense

Depreciation and amortization expense in YTD 2022 was $163,458 compared to $416,329 during the prior year period. The decrease in this expense was due to long-lived assets being impaired during fiscal 2021. Depreciation and amortization expense for current year period was primarily from furniture and testing equipment.

Share-based payments

The Company recorded share-based payments during YTD 2022 of $251,491 compared to $841,759 during the prior year period due to fewer options granted in current year period as well as a recovery of expense of unvested options resulting from the resignation of the CFO.

Provision for credit losses

In YTD 2022, the Company recorded a provision for expected credit losses of $34,593 compared to $nil in the prior year period. The increase was mainly due to aged trade receivables and aged lease receivables from a sub-lease contract that is expected to be uncollectible.

Gain (loss) on change in fair value of warrant liability

In YTD 2022, the Company recorded a gain on change in the fair value of warrant liability of $3,115,803 compared to a loss of $19,721,807 during the prior year period due to the revaluation of outstanding warrants upon exercise and at the quarter end. The gain was primarily driven by a decrease in the Company’s share price during YTD 2022, which is a key input in the Black-Scholes option pricing model used to determine the fair value of the warrant liability.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Gain on change in fair value of conversion feature

During YTD 2022, the Company recorded a gain on change in fair value of conversion feature of $1,105,876 compared to $nil during the prior year period relating to the revaluation of the conversion feature of Company’s convertible debenture to fair value. The gain was primarily driven by the decrease in the Company’s share price during the current year period, which is a key input in the Black-Scholes option pricing model used to determine the fair value of the conversion feature.

Impairment of property, plant and equipment

In YTD 2022, the Company recognized an impairment of property, plant, and equipment of $20,432 compared to $1,297,625 in the prior year period. The impairment loss during YTD 2022 was attributable to leasehold improvement following identification of impairment indicators and management’s assessment that carrying amount was greater than recoverable amount. The impairment charge in YTD 2021 comprised of $762,981 related to right of use assets, and $534,644 related to leasehold improvements. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carry amount exceeded their recoverable amount.

Impairment of intangible assets

In YTD 2022, the Company recognized an impairment of intangible assets of $nil compared to $354,550 in the prior year period. The impairment charge in YTD 2021 consisted of customer relationships of $146,300, brands, trademarks and licenses of $208,250. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carrying amount exceeded their recoverable amount.

Impairment of goodwill

In YTD 2022, the Company recognized an impairment of goodwill of $nil compared to $2,690,198 in the prior year period. The impairment in Q3 2021 consisted of $310,737 in goodwill generated in the acquisition of Kai Medical, $2,379,461 resulting from the acquisition of MediSure. The impairment charges were the result of management’s assessment that the carrying amount of goodwill allocated to the Diagnostics & Technology division exceeded its recoverable amount.

Financing expense

Financing expense was $700,542 in YTD 2022 compared to $nil in the prior year period. Financing expense was recognized on a relative fair value basis for the costs attributable to the warrants issued in private placements and classified as a liability and the derivative conversion feature associated with convertible debentures.

Other expenses (income), net

For the nine months ended September 30, 2022 and 2021, other expenses (income) were comprised of the following:

	YTD 2022	YTD 2021
	$	$
Accretion expense	357,216	18,761
Interest expense	293,892	101,355
Gain on termination of leases	-	(3,983)
Other income, net	(354,304)	(208,548)
	296,804	(92,415)

The Company had other expenses of $296,804 during YTD 2022 compared to other income of $92,415 during the prior year period. Other expenses in YTD 2022 were mainly comprised of interest and accretion, offset by lease allowance receivable of $156,233 from the head landlords in two of the Company’s TMC clinics and rental income of $68,989 from the sub-leases as well as gain from foreign exchange. Provision for credit losses related to the rental income was $23,386. Other income in YTD 2021 was primarily comprised of income from loan forgiveness and government grant, offset by interest and accretion expenses.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Year-to-date Cash Flows

	YTD 2022	YTD 2021
	$	$
Net cash used in operating activities from continuing operations	(3,714,258)	(2,858,281)
Net cash used in operating activities from discontinued operations	(7,482)	(427,632)

Net cash provided by (used in) investing activities from continuing operations	127,941	(2,406,182)

Net cash provided by financing activities from continuing operations	3,119,673	3,016,360
Net cash used in financing activities from discontinued operations	-	(50,339)

Effects of foreign exchange on cash	77,668	(3,163)

Net change in cash	(396,458)	(2,729,237)

Review of the Company’s cash flows from continuing operations during YTD 2022 compared to YTD 2021:

Cash used in operating activities of continuing operations during YTD 2022 was $3,714,258 compared to $2,858,281 during the prior year period. Greater amount of cash used in operating activities was resulted from a significant increase in clinic operating expenses during the current year period compared to the prior year period.

Cash provided by investing activities of continuing operations during YTD 2022 was $127,941 compared to cash used of $2,406,182 during the prior year period. The increase in YTD 2022 was related to the proceeds from the sale of the Sun Valley.

Cash provided by financing activities of continuing operations in YTD 2022 was $3,119,673 compared to $3,016,360 in the prior year period. Cash from financing activities during YTD 2022 was primarily related to proceeds from private placements which were partly offset by the lease and loan payments. Cash from financing activities during YTD 2021 was due to the exercise of warrants which was offset by repayment of debt.

Summary of Quarterly Results

The following summarizes the quarterly results of the Company for the last eight most recently completed quarters:

In 000s, except per share numbers	Q3 2022	Q2 2022	Q1 2022	Q4 2021
	$	$	$	$
Total revenue	1,574	1,554	1,107	1,142
Net (loss) income from continuing operations	(457)	2,166	(2,299)	(4,684)
Net (loss) income per share - basic and diluted	(0.00)	0.01	(0.01)	(0.01)
Cash dividends declared	-	-	-	-
Total assets	3,450	4,350	6,028	5,037

In 000s, except per share numbers	Q3 2021	Q2 2021	Q1 2021	Q4 2020
	$	$	$	$
Total revenue	406	862	1,958	738
Net loss from continuing operations	(1,712)	(412)	(24,928)	(15,289)
Net loss per share - basic and diluted	(0.01)	(0.00)	(0.11)	(0.06)
Cash dividends declared	-	-	-	-
Total assets	7,986	10,771	11,139	9,230

The Company is expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA are non-GAAP financial measures and accordingly, they are not earnings measures recognized by IFRS and do not carry standard prescribed significance. Moreover, the Company’s method for calculating Adjusted EBITDA may differ from that used by other companies using the same designation.

Accordingly, we caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results or as a substitute for cash flows from operating and investing activities. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, the presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of Adjusted EBITDA to the Interim Financial Statements:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
	$	$	$	$
Net loss for continuing operations	(457,066)	(1,711,659)	(590,136)	(27,052,131)
Add (subtract):
Depreciation and amortization expense	55,115	162,103	163,458	416,329
Interest expense	101,951	55,105	293,892	101,355
Accretion expense	167,911	8,151	357,216	18,761
EBITDA (loss)	(132,089)	(1,486,300)	224,430	(26,515,686)
Share-based payments	45,566	236,201	251,491	841,759
(Gain) loss on change in fair value of warrant liability	(354,582)	(3,121,006)	(3,115,803)	19,721,807
Gain on change in fair value of conversion feature	(334,822)	-	(1,105,876)	-
Impairment of property and equipment	-	1,297,625	20,432	1,297,625
Impairment of intangible assets	-	354,550	-	354,550
Impairment of goodwill	-	2,690,198	-	2,690,198
Financing expense	-	-	700,542	-
Adjusted EBITDA loss	(775,927)	(28,732)	(3,024,784)	(1,609,747)

Events After the Reporting Period

The Company’s Financial Statements filed on SEDAR at www.SEDAR.com contain a complete discussion of subsequent events affecting the Company.

Liquidity and Capital Resources

Liquidity and going concern

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the number of patient visits, average patient spend per visit, number of COVID-19 tests performed, operating costs, capital costs, income tax refunds, foreign currency fluctuations, seasonality, market immaturity and a highly fluid environment related to state and federal law passage and regulations.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

As at September 30, 2022, the Company had an accumulated deficit of $62,791,166 (December 31, 2021 - $62,334,945). The Company’s operations are mainly funded with equity and debt financing, which is dependent upon many external factors, and thus funds may be difficult to raise when required. Management continues to evaluate the need for additional financing and is of the opinion that additional financing will be available to continue its planned activities in the normal course. Nonetheless, there is no assurance that the Company will be able to raise sufficient funds in the future to complete its planned activities. The foregoing indicates the existence of a material uncertainty that may cast substantial doubt as to whether the Company would continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and discharge of liabilities in the normal course of business. The Interim Financial Statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

The Company will need to procure additional financing in order to fund its ongoing operation. The Company intends to obtain such financing through equity financing, and there can be no assurance that the Company can raise the required capital it needs to build and expand as expected, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated, these uncertainties cast a significant doubt about the Company’s ability to continue as a going concern.

As at September 30, 2022, the Company had a cash balance of $469,712, and current liabilities of $4,692,902. In comparison, as at December 31, 2021, the Company had a cash balance of $866,170, restricted cash of $1,238,366, and current liabilities of $7,703,093.

Contractual obligations

A summary of undiscounted liabilities and future operating commitments at September 30, 2022 are as follows:

	Total	Within 1 year	2-5 years	Greater than 5 years
		$	$	$
Maturity analysis of liabilities
Accounts payables and accrued liabilities	3,576,581	3,576,581	-	-
Consideration payable(1)	180,803	180,803	-	-
Loans payable	1,467,368	221,824	867,145	378,399
Notes payable	180,596	180,596	-	-
Convertible notes payable	3,126,341	173,200	2,953,142	-
Lease payments	3,134,800	531,164	1,823,218	780,418
Total liabilities	11,666,489	4,864,168	5,643,505	1,158,817

(1)  Consideration payable of $180,803 to the seller of MediSure

The Board of Directors of the Company has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. The Company’s Board of Directors identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated.

The Company’s objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties, or businesses with a view to acquisition. The Company does not have any externally imposed capital requirements to which it is subject.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

The Company manages the capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new common shares or adjust the amount of cash.

The Company’s investment policy is to invest excess cash in investment instruments at high credit, quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

Related Party Transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During Q3 2022 and Q3 2021, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense.

Key management compensation includes:

	Q3 2022	Q3 2021	YTD 2022	YTD 2021
	$	$	$	$
Salaries and benefits	171,288	75,565	629,725	504,839
Share-based payments	(4,509)	-	33,471	346,375
Directors’ fees	11,000	7,500	33,000	20,000
	177,779	83,065	696,196	871,214

In connection with the issuance of units via private placement closed on January 6, 2022, the Company issued 750,000 units to settle an amount of $117,730 that was due to the CEO.

During the nine months ended September 30, 2022, there were 475,000 options forfeited due to the resignation of the CFO. The Company recognized $57,189 in share-based payment related to the CFO and recovered $24,753 from unvested options upon the termination of employment.

As at September 30, 2022, $113,833 (December 31, 2021 - $172,934) was due to the CEO and a director for salaries and benefits, and director’s fee. The amounts are unsecured and due on demand.

As at September 30, 2022 and December 31, 2021, the other assets balance of $745,531 represents a loan with the CEO resulting from share subscriptions receivable. The amount was previously classified within equity as the loan was previously collateralized by the common shares of the Company owned by the CEO. During the year ended December 31, 2021, the terms of the loan were modified such that the loan is no longer collateralized by the CEO’s common shares. The receivable has no specified interest or terms of repayment. Management assessed the credit risk of the share subscription receivable as low as the Company has offsetting payables to the CEO and an ongoing service contract.

International Financial Reporting Standards

The Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB, effective as of September 30, 2022. The Company’s significant accounting policies are described in Note 3 to the Annual Financial Statements.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Critical Accounting Policies and Estimates

The preparation of the Company’s Interim Financial Statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Management considers the policies described in Note 3 of the Annual Financial Statements to be the most critical in understanding the judgements that are involved in the preparation of the Company’s Interim Financial Statements and the uncertainties that could impact its results of operations, financial condition, and cash flows.

Changes in Accounting Standards

The accounting policies applied in the preparation of the Company’s Interim Financial Statements, are consistent with those applied and disclosed in Note 3 to the Company’s Annual Financial Statements.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had the following securities outstanding as at the date of this MD&A:

Type of Security	Number Outstanding
Common Shares	348,508,658
Stock Options	7,249,459
Warrants	30,927,500

Risks and Uncertainties

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s Annual MD&A filed on SEDAR.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, consideration payable, notes payable, loans payable, convertible debentures, and conversion features associated with convertible debentures. Cash, restricted cash, and conversion feature are classified as fair value through profit or loss and recorded at fair value. The remaining items are measured at amortized cost. The fair values of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities are equal to their carrying values due to their short-term maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of arms-length financial instruments approximates their carrying value due to the relatively short term to maturity.

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Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A, other than statements of historical fact, constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively “forward-looking statements”). Forward-looking statements are based upon Empower’s and its management’s current internal expectations, estimates, projections, assumptions and beliefs. In some cases, words such as “plan”, “expect”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking statements. Forward-looking statements are provided for the purposes of assisting the reader in understanding management’s current expectations and plans relating to the future based on current assumptions, and readers are cautioned that such statements may not be appropriate for other purposes.

The forward-looking statements in this MD&A include statements with respect to: (i) the Company’s future business and development prospects and strategies, including the ongoing potential impact, both positive and negative, of the COVID-19 pandemic on the Company’s operations; (ii) the expected number, and timing of the opening of, new medical clinics; (iii) the Company’s expectations regarding revenues, expenses and anticipated cash needs; (iv) the expected methods to be used by the Company to distribute and sell its medical devices, and offer its vaccination and laboratory testing services; (v) the expected growth in the number of purchasers of the Company’s medical devices, and users of the Company’s vaccination and laboratory testing services; (vi) the Company’s proposed operations in Canada and the United States; (vii) laws and regulations applicable to the Company, and the impact thereof; (viii) competitive conditions in the medical and health and wellness sectors; (ix) the grant, renewal and impact of any licenses required to conduct the Company’s activities; and (x) the expected benefits to the Company of the Company’s recent and proposed acquisitions.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: (i) the Company’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; (ii) general economic, financial market, regulatory and political conditions in which the Company operates; (iii) the ability of the Company to ship its products and maintain supply chain stability; (iv) consumer interest in the Company’s products and services; (v) anticipated and unanticipated costs of providing services; (v) government regulation of the Company’s activities; (vi) the timely receipt and maintenance of any required regulatory approvals; (vii) the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (viii) the Company’s ability to conduct operations in a safe, efficient and effective manner; and (x) the Company’s expansion plans and timeframe for completion of such plans.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Undue reliance should not be placed on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. The actual results or performance of the Company could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth below and under the heading “Risk and Uncertainties”, including risks related to: the impact of regulatory oversight and changes on the Company’s business; the Company’s ability to maintain supply chain stability; the duration and severity of impact of the COVID-19 pandemic; the Company’s ability to successfully negotiate third party agreements; continued or further volatility in and/or degradation of general economic, market, industry or business conditions related to COVID-19 or otherwise; changes in applicable legislation and regulatory requirements; product liability; recalls; uninsured and uninsurable events; reliance on third party transportation; cyber security and privacy; future levels of revenues; consumer demand for the Company’s products; the Company’s ability to manage disruptions in the financial markets or obtain credit, if needed; future levels of capital; expected expenditures; the success or timing of completion of ongoing or anticipated capital projects; the adequacy of the Company’s capital resources and liquidity, including availability of sufficient cash flow to execute the Company’s business plan (either within the expected timeframe or at all); potential actions of third parties; and other factors beyond the Company’s control.

Readers are cautioned that these factors are difficult to predict and that the assumptions used in developing the forward-looking statements may prove to be incorrect. Readers are also cautioned that the list of risk factors contained in this MD&A is not exhaustive. Accordingly, readers are cautioned that the Company’s actual results may vary from the forward-looking statements, and the variations may be material.

16

Empower Clinics Inc. Management’s Discussion & Analysis For the three and nine months ended September 30, 2022 and 2021 (Expressed in United States dollars, except where noted)

Although the Company believes that the expectations reflected in the forward‐looking statements are reasonable, it can give no assurance that such expectations will prove to be correct, and the forward‐looking statements are expressly qualified in their entirety by this cautionary statement. The purpose of the forward‐looking statements is to provide the reader with a description of management’s expectations, and the forward‐looking statements may not be appropriate for any other purpose. The forward-looking statements are made as at the date of this MDA& and the Company undertakes no obligation to update or revise any of the forward‐looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Canadian securities laws.

This MD&A may contain market and industry data and forecasts obtained from third party sources, industry publications and publicly available information. Third party sources generally state that their information has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Although management believes it to be reliable, the Company has not independently verified any of the data from third party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources.

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